Exhibit 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

	Twelve months ended 12/31/2010	Twelve months ended 12/31/2009
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$614	$459

Adjustments to income

Add: Distributed income from less than 50% owned companies	2	2

Add: Fixed charges as presented below	221	268

Subtract: Interest capitalized	0	0

Add: Amortization of interest previously capitalized	0	0

Earnings	$837	$729

Computation of fixed charges:

Interest incurred	$193	$237

Interest capitalized	0	0

Amortization of debt related costs	10	10

Portion of rental expense representative of interest (1)	18	21

Total fixed charges	$221	$268

Ratio of earnings to fixed charges	3.8	2.7

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.